Kiora Pharmaceuticals, Inc. 332 Encinitas Boulevard, Suite 102 Encinitas, California 92024 May 31, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Re: Kiora Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-271699 Request for Acceleration Ladies and Gentlemen: In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-1 (File No. 333-271699) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on June 1, 2023, or as soon as practicable thereafter. The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Burns & Levinson LLP at (617) 345-3361 and that such effectiveness also be confirmed in writing. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (858) 224-9600 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance. Very truly yours, Kiora Pharmaceuticals, Inc. By: /s/ Brian M. Strem, Ph.D. Name: Brian M. Strem, Ph.D. Title: President and Chief Executive Officer cc: Robert A. Petitt, Esq., Burns & Levinson LLP 4868-7852-1130.1